                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                               SCHEDULE 14D-1/A*

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                                SCHEDULE 13D/A*

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                            VALLEY FORGE CORPORATION
                                ---------------

                       (Name of Subject Company [Issuer])

                             KCI ACQUISITION CORP.
                              KEY COMPONENTS, LLC
                                ---------------

                                   (Bidders)

                          COMMON STOCK, $.50 PAR VALUE
                            ------------------------

                         (Title of Class of Securities)

                                   919640102
                            ------------------------

                     (CUSIP Number of Class of Securities)

                                    COPY TO:

Alan L. Rivera
Key Components, LLC                                    Michael J. Emont
c/o Millbrook Capital Management, Inc.                 Rubin Baum Levin Constant & Friedman
Carnegie Hall Tower                                    30 Rockefeller Plaza
152 West 57th Street                                   29(th) Floor
New York, New York 10019                               New York, New York 10112

                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidder)

* Constituting the final amendment to the Schedule 14D-1 and the Schedule 13D.

    This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") of KCI Acquisition Corp., a Delaware corporation (the "Offeror") and a direct wholly-owned subsidiary of Key Components, LLC, a Delaware limited liability company (the "Parent") and a direct wholly-owned subsidiary of Key Components, Inc., a New York corporation ("KCI"), filed with the Securities and Exchange Commission on December 9, 1998, as previously amended, relating to the offer (the "Offer") to purchase all outstanding shares of common stock, par value $.50 per share ("Shares"), of Valley Forge Corporation, a Delaware corporation (the "Company"), at a price of $19.00 per share. This Amendement No. 2, which constitutes the final amendment of the
Schedule 14D-1, also constitutes Amendment No. 2 to the Statement on Schedule 13D of the Offeror, Parent and KCI with respect to Shares beneficially owned by the Offeror, Parent and KCI.

ITEM 6. INTEREST IN SECURITIES OF SUBJECT COMPANY.

Item 6 is hereby amended to add the following information:

    Immediately following the expiration of the offer on January 15, 1999, the Offeror accepted for payment a total of 3,912,570 Shares of the common stock of the Company, representing approximately 94.6% of the Shares.

ITEM 10. ADDITIONAL INFORMATION.

Item 10(f) is hereby amended to add the following information:

    The Offer terminated at 12:00 midnight (Eastern Time), on January 15, 1999.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 1999         KCI ACQUISITION CORP.

                                By:  /s/ ALAN L. RIVERA
                                     -----------------------------------------
                                     Name: Alan L. Rivera
                                     Title: Vice President

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 1999         KEY COMPONENTS, LLC

                                By:  /s/ ALAN L. RIVERA
                                     -----------------------------------------
                                     Name: Alan L. Rivera
                                     Title: Vice President

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 1999         KEY COMPONENTS, INC.

                                By:  /s/ ALAN L. RIVERA
                                     -----------------------------------------
                                     Name: Alan L. Rivera
                                     Title: Vice President